IMPERIAL CHEMICAL INDUSTRIES PLC – ANNUAL REPORT AND ACCOUNTS 2006

Pursuant to Listing Rule 9.6.3, copies of the ICI Annual Report and Accounts 2006, ICI Annual Review 2006, Notice of Annual General Meeting and Form of Proxy have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Copies of the Annual Report and Accounts 2006, Annual Review 2006 and Notice of Annual General Meeting are available for inspection on the Company website at www.ici.com.

20 March 2007